Contact

www.linkedin.com/in/elizabeth-k-1242b421b (LinkedIn)

Top Skills

Networking
Business Planning
Project Plans

Certifications

American Psychological Association
American Counseling Association

Elizabeth K.

Clinical Mental Health Counselor
Bradenton, Florida, United States

Summary

Provided therapy to children and families on various issues, including PTSD, co-occurring disorders, anxiety disorders, mood disorders, child abuse and neglect, foster care, reunification, ADHD, and oppositional and conduct problems.
Implemented intervention services for children at risk of losing childcare placement.
Facilitated grief & loss group for children, teens, and adults.
Provided therapy to clients of Manatee, Sarasota, and DeSoto Counties, including PTSD, co-occurring disorders, anxiety disorders, and mood disorders.
Providing individual mental health counseling and TF - CBT therapy to teens, families, adults.
Conduct individual, group, and family therapy using evidence-based/ informed interventions: TF- CBT, EMDR, ACT.
Provide immediate assistance to clients in crisis.
Complete all required documentation, including progress notes, accurately and timely.
Provide therapy services for the English, Russian, and Spanish communities.

Experience

Centerstone
Outpatient Therapist
2022 - Present (2 years)
United States

Life Solutions Advising
Life Coach
March 2020 - Present (4 years 9 months)
Bradenton, Florida, United States

Attended conferences to learn as well as share information with other clinical psychologists.
Selling products and services.

Customer service.

Implemented new concepts and strategies when possible.

Psychological rehabilitation of the groups.

Oversaw and monitored all psychological programs and activities at the center and participated in program development, implementation and evaluation as required.

Planned, facilitated and documented program sessions in collaboration with other staff.

Help clients to reach their daily tasks.

Akiva System
Script Writer
January 2019 - April 2020 (1 year 4 months)
Los Angeles County, California, United States

I have 1,5 years of experience as a Screenwriter for VR project for enabling children with special needs to develop their unique abilities with Akiva, a virtual reality education service.

CVS Health
Operation Manager RX
December 2018 - March 2020 (1 year 4 months)
Florida, United States

Managing employee shifts and create a work schedule each week.

Managing daily sales reports, developing sales forecasts and train and evaluate hourly employees.

Handling shrinkage and loss prevention by monitoring loss prevention programs, identifying and managing shoplifters and ensuring all prices are accurate and up-to-date.

Training professionals for working with and assisting customers on a day-to-day basis.

Ordering and reordering merchandise, manage product inventories and oversee daily sales reports and procedures. In addition, I handled all cash and security functions, including store safes, store keys and registers.

Opening and close the store, manage merchandising opportunities and community involvement activities.

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Education

Keiser University
MS in clinical mental health counseling   · (August 2020)

Russian University of Humanities

Doctor's Degree, Psychology · (January 2010 - May 2012)